August 7, 2014

VIA EDGAR AND FEDERAL EXPRESS

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	DIRECTV
Form 10-K for Fiscal Year Ended December 31, 2013, as amended
Filed February 24, 2014
File No. 001-34554

Dear Mr. Spirgel:

This letter responds to the comment raised in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated July 29, 2014 (the “Comment Letter”), regarding the Staff’s review of the above-referenced Annual Report on Form 10-K of DIRECTV (“we” or the “Company”).  We have repeated the Staff’s comment below in italics and included our response immediately below such comment.

Definitive Proxy Statement filed March 20, 2014 and incorporated by reference into Part III of Form 10-K

One-Year Performance and 2013 Bonus, page 35

1. We note you disclose in column (f) of the 2013 Summary Compensation Table the amounts paid under your non-equity incentive plan or 2013 Bonus Plan. We note similar disclosure in Supplementary Chart 10 on page 38. Based on your disclosure on pages 35 and 36, the 2013 Bonuses are determined in part on operating and financial goals for DIRECTV US and DIRECTV Latin America consisting of revenue, OPBDA, pre-SAC margin, CFBIT and net new subscribers in addition to other performance areas. In future filings, please disclose your performance targets for these measures, your actual performance with respect to these measures, and how your performance translated into the amounts paid.

Response: The Company confirms that our future applicable filings will include disclosure regarding performance targets for the aforementioned measures, our actual performance with respect to such measures, and how our performance translated into the amounts paid as requested.

Mr. Larry Spirgel
August 7, 2014
Page Two

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The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact me at 310-964-0771 with any follow-up questions you may have.

Sincerely,

DIRECTV

/s/ Patrick T. Doyle
By:	Patrick T. Doyle
Chief Financial Officer

cc:	Michael E. Lubowitz, Esq.
Weil, Gotshal & Manges LLP